                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                               ----------------


                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                          WILLAMETTE INDUSTRIES, INC.
            (Exact name of registrant as specified in its charter)


                 Oregon                     93-0312940
         (State of incorporation        (I.R.S. Employer
            or organization)            Identification No.)


          1300 S.W. Fifth Avenue, Suite 3800
          Portland, Oregon                             97201
     (Address of principal executive offices)         (Zip Code)


If this form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1), please check
the following box.    [ ]


If this form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General
Instruction A(c)(2), please check the following box.       [ ]


       Securities to be registered pursuant to Section 12(b) of the Act:

    Title of Each Class                 Name of each Exchange on Which
    to be so Registered:                Each Class is to be Registered:
    --------------------                ------------------------------
    Common Stock, $.50 par value        New York Stock Exchange



       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of class)

Item 1.  Description of Registrant's Securities to be Registered.

          Common Stock, $.50 par value

          The authorized capital stock of Willamette Industries, Inc. (the "Company"), consists of 5,000,000 shares of cumulative preferred stock, $.50 par value ("Preferred Stock"), issuable in series, and 150,000,000 shares of common stock, $.50 par value ("Common Stock"). The class of capital stock of the Company for which this registration statement is filed is the Common Stock.

          The board of directors of the Company is authorized to divide the Preferred Stock into series and to determine the preferences, limitations and relative rights of each series. The board of directors has established a series of Preferred Stock designated as Series A Junior Participating Preferred Stock ("Series A Preferred Stock"), comprising 500,000 shares of Preferred Stock. Subject to superior rights of any other outstanding Preferred Stock, each share of Series A Preferred Stock is entitled to receive, in preference to the Common Stock, quarterly cumulative dividends equal to 100 times the quarterly dividend paid with respect to each share of Common Stock, but not less than $1.00. Each share of Series A Preferred Stock is entitled to 100 votes on all matters submitted to a vote of the shareholders. In the event of liquidation of the Company, each share of Series A Preferred Stock is entitled to receive, in preference to the Common Stock, a liquidation payment of the greater of (i) $1.00 plus all accrued and unpaid dividends and distributions and (ii) an amount equal to 100 times the aggregate amount to be distributed per share of Common Stock. In the event of any merger or other transaction in which Common Stock is to be exchanged, each share of Series A Preferred Stock shall be entitled to receive 100 times the amount received per share of Common Stock. The rights of holders of the Series A Preferred Stock are subject to adjustment under certain circumstances to prevent dilution. Series A Preferred Stock is not redeemable.

          Shares of Common Stock and Series A Preferred Stock vote together as a single class on all corporate matters (except for certain matters affecting the Series A Preferred Stock or as otherwise required by law). Shares of Common Stock are entitled to one vote per share. Voting for directors is not cumulative. The board of directors is divided into three classes serving staggered three-year terms.

          Holders of Common Stock are entitled to dividends when, as, and if declared by the board of directors out of funds legally available therefor (subject to the rights of holders of any Preferred Stock). Common Stock is not convertible into any other class of security, is not entitled to the benefit of any sinking fund provision, and does not have any preemptive rights. All outstanding shares of Common Stock are fully paid and nonassessable. Upon liquidation of the Company, after payment or provision for all liabilities and payment of any preferential amount in respect of Preferred Stock, holders of Common Stock are entitled to receive liquidating distributions of any remaining assets on a pro rata basis.

          Article VI of the Company's articles of incorporation provides that certain business combinations involving the Company and any shareholder which, together with its affiliates, is the beneficial owner of 20 percent or more of the Company's outstanding shares of capital stock, require the affirmative vote of the holders of at least 80 percent of the outstanding shares of capital stock. The 80 percent voting requirement does not apply (i) in the case of a business combination which provides for conversion of Common Stock into cash, securities or property having a fair market value not less than the highest per-share price paid by such shareholder and its affiliates within one year prior to the date of the vote, (ii) if the vote is required by the statutory Business Combination Provisions discussed below or (iii) under certain circumstances, if the transaction is approved by the board of directors. The articles of incorporation also provide that directors of the Company may be removed at a meeting called expressly for that purpose by the affirmative vote of the holders of not less than 80 percent of the outstanding shares of capital stock.

          The Company is subject to the Oregon Control Share Act (the
"Control Share Act"). The Control Share Act provides in essence that a person (an "Acquiring Person") who acquires voting stock in a transaction which results in its holding more than 20 percent, 33-1/3 percent or 50 percent of the total voting power of the Company (a "Control Share Acquisition") cannot vote the shares it acquires in the Control Share Acquisition ("control shares") unless voting rights are accorded to such control shares by the holders of a majority of the outstanding voting shares, excluding the Acquiring Person and the Company's officers and inside directors. The term Acquiring Person is broadly defined to include persons acting as a group.

          An Acquiring Person may, but is not required to, submit to the Company an "Acquiring Person Statement" which delineates certain information about the Acquiring Person and its plans for acquiring the Company's stock and requests the Company to call a special meeting of shareholders to act on the question of its voting rights. If an Acquiring Person does not request a special meeting of shareholders, the matter shall be considered at the next annual or special meeting of shareholders otherwise held. If an Acquiring Person's control shares are accorded voting rights and its shares represent a majority or more of all voting power, shareholders who do not vote in favor of the restoration of voting rights will have the right to receive the appraised "fair value" for their shares, which may not be less than the highest price paid per share by the Acquiring Person for its shares in the Control Share Acquisition.

          The Company is also subject to provisions of the Oregon Business Corporation Act (the "Business Combination Provisions) which restrict the ability of an Oregon corporation to engage in any business combination with an interested shareholder ("Interested Shareholder"), as defined, for three years after the shareholder becomes an Interested Shareholder, with certain exceptions. An Interested Shareholder is defined to include a shareholder owning 15 percent or more of a corporation's stock. "Business combination" is defined to include any merger with, any transfer of assets to and certain transactions involving the issuance of shares to, the Interested Shareholder. A corporation may, however, engage in a business combination with an Interested Shareholder if (i) the corporation's board of directors approved the combination or the transaction by which the shareholder became an Interested Shareholder before the shareholder became an Interested Shareholder, (ii) the Interested Shareholder acquired at least 85 percent of the voting stock (excluding shares held by directors, officers, or certain employee share plans) when becoming an Interested Shareholder, or (iii) the board of directors and shareholders holding 66-2/3 percent of the voting stock not owned by the Interested Shareholder approve the business combination. A corporation's articles of incorporation may not require a greater vote of shareholders than that specified in the Business Combination Provisions for any vote required by the Business Combination Provisions.

Item 2.  Exhibits.

The following exhibits required by Instruction II to Item 2 will be supplied to the New York Stock Exchange (the "Exchange"):

    1.    Annual Report on Form 10-K for the year ended December 31, 1995.

    2.    Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

    3.    Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

    4.    Quarterly Report on Form 10-Q for the quarter ended September 30,
          1996.

    5.    Current Report on Form 8-K dated March 14, 1996

    6.    Current Report on Form 8-K dated May 15, 1996.

    7.    Amendment No. 1 to Current Report on Form 8-K/A dated May 15, 1996.

    8.    Proxy Statement dated March 11, 1996.

    9.    Third Restated Articles of Incorporation, as amended.

    10.   Bylaws.

    11. Rights Agreement dated as of February 26, 1990, between Willamette Industries, Inc. and First Interstate Bank of Oregon, N.A., as predecessor Rights Agent, as amended by Amendment No. 1 dated as of December 3, 1996.

    12.   Specimen certificate for common stock.

    13. 1995 annual report to shareholders. This exhibit shall not be deemed to be filed with the Exchange or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent it may already be subject thereto.


                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                  WILLAMETTE INDUSTRIES, INC.


                                  By /s/J. A. Parsons
                                        J. A. Parsons
                                        Executive Vice President and Chief
                                        Financial Officer, Secretary and
                                        Treasurer

Date:  December 9, 1996